Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 28, 2011

VIA EDGAR
Mr. Mark Cowan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A of DWS Variable Series I (the “Registrant”) (Reg. No. 811-04257)

Dear Mr. Cowan,

This letter is being submitted to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”) received on April 15, 2011 relating to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on March 1, 2011.

The Staff’s comments are restated below, followed by the Registrant’s responses.

1.         General

            a.         Comment:  The staff has observed that 497Ks filed contain language that the prospectus and SAI, as may be supplemented from time to time, are incorporated by reference into the summary.  Please be advised that you cannot incorporate by reference something that does not yet exist.

The purpose of referring to the date of the current statutory prospectus is so that the investor knows when the statutory prospectus has been updated.  Thus, if a registrant amends its statutory prospectus (and the change does not apply to Items 1 through 8), the registrant is required to send a sticker to the summary prospectus updating the date of the current statutory prospectus.

Response:  The Registrant acknowledges the staff’s position regarding what it means for the summary prospectus legend to refer to the date of the document that is being incorporated by reference into the summary prospectus under Rule 498.  With respect to the final sentence of comment 1(a), the Registrant believes that its existing prospectus delivery procedures are reasonably designed to enable it to comply with its prospectus delivery obligations.

b.         Comment:   Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.  See IC-28617 (February 9, 2010)

Response:  The Registrant is aware of its obligation to make an XBRL filing not later than 15 business days after the effective date of a post-effective amendment to its registration statement that includes or amends information provided in response to Items 2, 3 or 4 of Form N-1A.

            c.          Comment:  For each fund that describes investments in derivative instruments, please review each fund’s principal strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective.  See Barry Miller Letter to the ICI dated July 30, 2010.

Response:  The Registrant believes that each Fund’s disclosure, as applicable, regarding the use of derivatives is appropriate in light of each Fund’s circumstances.

2.         Example

            Comment:  With respect to the example, please clarify that separate account expenses are not reflected and that if the fees at the separate account or contract level were included, overall expenses would be higher.

Response:  The requested change has been made.

3.         Portfolio Turnover

            Comment:  The portfolios with turnover rates greater than 100% (e.g., DWS Growth & Income and DWS International VIP) should list active and frequent trading among the strategies along with any corresponding risks.

Response:  The requested change has been made.

4.         Principal Investment Strategies

a.	Comment: DWS Growth & Income VIP. Please define “large US companies.” Also, please list any corresponding principal investment strategies that would give rise to Focus Risk.

Response:  The Fund has added disclosure that defines large US companies as typically those that are similar in size to those in the Russell 1000 Index, and has added disclosure regarding the median market capitalization of the Russell 1000 Index. In addition, the Fund has added disclosure to indicate that, at times, the Fund’s assets may be invested in securities in relatively few industries or sectors.

b.	Comment: DWS Capital Growth VIP. Please describe any corresponding principal investment strategies that result in Growth Investing risk and Focus risk.

Response:  The Registrant believes that it has disclosed its strategy of investing in common stocks which gives rise to Growth Investing risk.  In addition, the Management process sub-section of the Principal Investment Strategy disclosure states that “[p]ortfolio management also applies fundamental investment techniques to seek to identify companies that display above-average earnings growth compared to other companies…” (emphasis added).  The Fund has added disclosure to indicate that, at times, the Fund’s assets may be invested in securities in relatively few industries or sectors.

c.
Comment:  DWS Global Small Cap Growth VIP and DWS International VIP.  We note that Emerging markets risk is listed as a principal risk, but no corresponding strategy is described in the strategy section.

Response:  The Registrant believes that its disclosed strategy of investing in small companies located throughout the world gives rise to its Emerging markets risk.

d.	Comment: DWS Health Care VIP. Please disclose any corresponding investment strategy that would give rise to IPO risk.

Response:  Shareholders approved the merger of DWS Health Care VIP, which is expected to occur on or about April 29, 2011.  Accordingly, the Fund will not be included in the Registrant’s future registration statement filings.

e.	Comment: DWS Small Cap Index VIP. Please provide the capitalization range of the Russell 2000 Index.

Response:  The Fund has added disclosure regarding the median market capitalization of the Russell 2000 Index.

5.         Performance Information

a.
Comment:  With respect to the bar charts, please remove the horizontal lines on those other than the zero axis.  Also, please label the zero axis accordingly.  In addition, numbers reflecting negative performance should appear below the zero axis.  Also, Small Cap Growth does not appear to be drawn to scale (-50% seems slightly smaller than +48%).

Response:  Registrant believes that the bar charts comply with the requirements of Form N-1A but has undertaken to remove the horizontal lines on those other than the zero axis, ensure that negative numbers are reflected below the zero axis and that the bar charts are drawn to scale.  Registrant is exploring the feasibility of labeling the zero axis in future registration statement filings.

b.	Please remove the “Inception Date” column. It may appear as a parenthetical in the table.

Response:  Recently, DWS has engaged in discussions with the SEC staff regarding the presentation of performance tables in connection with the staff review of the DWS retail mutual fund prospectuses and has made a number of changes for funds that have multiple share classes with different inception dates (e.g., a fund that has a share class with only 1 calendar year of returns and others with 5 or 10 years returns).  The table format in the Registrant’s registration statement matches the format that, as a result of those discussions, is being used in the DWS retail fund prospectuses.  DWS would like to retain the format in the Registrant’s registration statement so that a consistent format appears in prospectuses throughout the fund complex.

c.	Please confirm to the staff that the funds’ fiscal years are other than a calendar year.

Response:  Each of Registrant’s funds has a fiscal year end of December 31.

6.         Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/Caroline Pearson

Caroline Pearson
Managing Director and DWS Funds Chief Legal Officer

cc.           Elizabeth Reza, Ropes & Gray LLP